# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/11/2026
Amends the filing with accession number 0001104659-21-149139
Filed by CIK 0001891865
Persons authorized to receive notices and communications: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010, 646-397-2039; Michael Levitt, Esq., Freshfields US LLP, 175 Greenwich Street, 51st Floor, New York, New York (NY), 10007, 212-277-400

## Reporting persons
- Jonah Peretti, LLC (CIK 0001891865): type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,309,354; sole dispositive power 0; shared dispositive power 1,309,354; aggregate amount beneficially owned 1,309,354 (3.5% of the class)
  Comment: (1)The amount in rows 8 and 10 represents shares of Class B Common Stock, which are convertible into shares of the Issuer's Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.
  (2) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the "Act") based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 11, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 36,296,018 shares of Class A Common Stock; (ii) 1,342,709 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of May 6, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 11, 2026 (the "3/31/26 10-Q"). On May 11, 2026, BuzzFeed, Inc. (the "Issuer") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Allen Family Digital, LLC ("AFD"), pursuant to which the Issuer agreed to issue and sell to AFD 40,000,000 shares of the Company's Class A common stock, par value $0.0001 per share (the "Class A Common Stock") (the "Transaction"), the closing of which (the "Closing") is expected to occur on or around May 26, 2026 (the "Closing Date"). Giving pro forma effect to the Stock Purchase Agreement, the total number of shares of Class A Common Stock outstanding would be 77,605,372, and Jonah Peretti, LLC would beneficially own approximately 1.7% of the Class A Common Stock outstanding.
- Jonah Peretti (CIK 0001886657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 311,693; shared voting power 2,358,415; sole dispositive power 311,693; shared dispositive power 1,309,354; aggregate amount beneficially owned 2,670,108 (7% of the class)
  Comment: (1) The amount in rows 8 and 10 represents shares of Class B Common Stock, which are convertible into shares of the Issuer's Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.
  (2) With respect to the amount in row 11, Jonah Peretti has been granted an irrevocable proxy by Johnson BF, LLC and John S. Johnson, III for voting power of an aggregate total of 1,049,061 shares of Class A Common Stock included in this total. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D, as amended hereby, concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III (the "Holder Voting Agreement"). In connection with the Transaction, the Holder Voting Agreement was terminated, effective as of the Closing.
  (3) The amount in row 11 includes (i) an aggregate 1,049,061 of the Issuer's Class A Common Stock held in connection with the Holder Voting Agreement; (ii) 1,309,354 shares of the Issuer's Class B Common Stock; (iii) an aggregate of 35,694 RSUs which vested on February 24, 2026 and May 1, 2026; and (iv) 275,999 options to purchase Class A Common Stock which vested on February 1, 2026 and May 1, 2026.
  (4) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 11, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 36,296,018 shares of Class A Common Stock; (ii) 1,342,709 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of May 6, 2026, as reported by the Issuer in the 3/31/26 10-Q. In connection with the Stock Purchase Agreement, the Issuer agreed to issue and sell to AFD 40,000,000 shares Class A Common Stock. Giving pro forma effect to the Stock Purchase Agreement, the total number of shares of Class A Common Stock outstanding for purposes of calculating Mr. Peretti's beneficial ownership would be 77,917,065, and Mr. Peretti would beneficially own approximately 2.1% of the Class A Common Stock outstanding.
- Johnson BF, LLC (CIK 0001896472): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,041,195; aggregate amount beneficially owned 1,041,195 (2.9% of the class)
  Comment: (1) With respect to row 10 Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 1,049,061 shares of Class A Common Stock beneficially owned by the Reporting Persons, which amount includes the shares reported in row 11, above. In connection with the Transaction, the Holder Voting Agreement was terminated, effective as of the Closing. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D, as amended hereby, concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.
  (2) With respect to row 11 this number represents shares of Class A Common Stock. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
  (3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 11, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 36,296,018 shares of Class A Common Stock; (ii) 1,342,709 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of May 6, 2026, as reported by the Issuer in the 3/31/26 10-Q. In connection with the Stock Purchase Agreement, the Issuer agreed to issue and sell to AFD 40,000,000 shares Class A Common Stock. Giving pro forma effect to the Stock Purchase Agreement, the total number of shares of Class A Common Stock outstanding for purposes of calculating Johnson BF, LLC's beneficial ownership would be 77,605,372, and Johnson BF, LLC would beneficially own approximately 1.3% of the Class A Common Stock outstanding.
- John S. Johnson, III (CIK 0001896474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 7,866; shared dispositive power 1,041,195; aggregate amount beneficially owned 1,049,061 (2.9% of the class)
  Comment: (1) With respect to row 10 Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 1,049,061 shares of Class A Common Stock beneficially owned by the Reporting Persons. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D, as amended hereby, concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III. In connection with the Transaction, the Holder Voting Agreement was terminated, effective as of the Closing.
  (2) With respect to row 11 this number respresents 1,041,195 shares of Class A Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
  (3) Represents 1,041,195 shares of Class A Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
  (4) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 11, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 36,296,018 shares of Class A Common Stock; (ii) 1,342,709 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of May 6, 2026, as reported by the Issuer in the 3/31/26 10-Q. In connection with the Stock Purchase Agreement, the Issuer agreed to issue and sell to AFD 40,000,000 shares Class A Common Stock. Giving pro forma effect to the Stock Purchase Agreement, the total number of shares of Class A Common Stock outstanding for purposes of calculating Mr. Johnson's beneficial ownership would be 77,605,372, and Mr. Johnson would beneficially own approximately 1.4% of the Class A Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010
Comment:
Copy to:
Michael Levitt, Esq.
Paul K. Humphreys, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street, 51st Floor
New York, NY 10007
(212) 277-4000

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c) In connection with the Transaction (as defined in Item 6), Jonah Peretti resigned as Chief Executive Officer and Chairman of the Board on May 11, 2026, effective as of the Closing (as defined in Item 6). Mr. Peretti will remain on the Board as a Class I director and is expected to transition to a new role as President of BuzzFeed AI.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the below:

The information provided and incorporated by reference in Item 6 of the Schedule 13D is hereby incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the below:

On May 11, 2026, the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Allen Family Digital, LLC ("AFD"), pursuant to which the Issuer agreed to issue and sell to AFD 40,000,000 shares of Class A Common Stock at a purchase price of $3.00 per share of Class A Common Stock, for aggregate consideration of $120.0 million (the "Transaction") comprised of (i) $20.0 million in cash to be paid to the Issuer at closing of the Transaction (the "Closing") and (ii) a five-year secured promissory note (the "Promissory Note") in the principal amount of $100.0 million. The Transaction is expected to close on or around May 26, 2026 (the "Closing Date").

In connection with the Transaction, Jonah Peretti, LLC agreed to convert all 1,309,354 of its shares of the Issuer's Class B Common Stock into Class A Common Stock effective as of the Closing (the "Stock Conversion"). Based on 36,296,018 shares of Class A Common Stock outstanding as of May 5, 2026 and, after giving effect to the Transaction (including the Stock Conversion), Jonah Peretti, LLC would beneficially own approximately 2.1% of the Issuer's outstanding Class A Common Stock and none of the Issuer's outstanding Class B Common Stock and AFD would beneficially own approximately 52% of the Issuer's outstanding Class A Common Stock.

Also on May 11, 2026, the Issuer, AFD and Jonah Peretti, LLC entered into a Director Appointment Agreement (the "Director Appointment Agreement"), pursuant to which, effective as of the Closing, the Board will be expanded from four to eight directors and, following the 2026 annual meeting of the Issuer's shareholders (the "2026 Annual Meeting"), to nine directors with three directors serving in each class. Pursuant to the Director Appointment Agreement, (i) AFD has the right to appoint (A) five directors as of the Closing and one additional director following the 2026 Annual Meeting provided AFD beneficially owns more than 40% of the Issuer's then-outstanding common stock and (B) a majority of the directors provided AFD beneficially owns less than 40% but equal to or more than 20% of the Issuer's then-outstanding common stock and (ii) Jonah Peretti, LLC has the right to appoint one director, who initially will be Mr. Peretti. Following the expiration of Mr. Peretti's current term as a Class I director of the Board and if the Issuer is required to have a majority of independent directors pursuant to applicable listing rules, Mr. Peretti's appointee will be required to be independent. In addition, each of AFD and Jonah Peretti, LLC has agreed pursuant to the Director Appointment Agreement to vote all shares of Issuer common stock beneficially owned by such party in favor of the other party's director nominees.

In connection with the Transaction, the Holder Voting Agreement among Jonah Peretti, Johnson BF, LLC and John S. Johnson, III is expected to terminate, effective as of the Closing.

The foregoing descriptions of the Stock Purchase Agreement, the Promissory Note and the Director Appointment Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, the Promissory Note and the Director Appointment Agreement, copies of which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Amendment No. 2 and are incorporated herein by reference.

The information provided and incorporated by reference in Item 4 of the Schedule 13D is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.1: Stock Purchase Agreement, dated May 11, 2026, between BuzzFeed, Inc. and Allen Family Digital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 11, 2026).
Exhibit 99.2: Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on May 11, 2026).
Exhibit 99.3: Director Appointment Agreement, dated May 11, 2026, by and among BuzzFeed, Inc., Allen Family Digital, LLC, and Jonah Peretti (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on May 11, 2026).

## Signatures
- Jonah Peretti, LLC: /s/ Jonah Peretti, Jonah Peretti, Authorized Person (05/13/2026)
- Jonah Peretti: /s/ Jonah Peretti, Jonah Peretti (05/13/2026)
- Johnson BF, LLC: /s/ John S. Johnson, III, John S. Johnson, III, Authorized Person (05/13/2026)
- John S. Johnson, III: /s/ John S. Johson, III, John S. Johnson, III (05/13/2026)